FORM RW

July 31, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Nanogen, Inc.

Request to Withdraw Registration Statement on Form S-3 filed on May 25, 2007 (File No. 333-143261)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Nanogen, Inc.(the “Registrant”) hereby respectfully requests withdrawal of the Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 25, 2007 (File No. 333-143261) (the “Prior Registration Statement”). No securities were offered or sold pursuant to the Prior Registration Statement.

The Company is requesting this withdrawal because the Prior Registration Statement is being replaced by a new registration statement on Form S-3 (File No. 333-144880) (the “Replacement Registration Statement”) filed by the Company on July 26, 2006. As discussed with the Staff at the Commission previously, we filed the Replacement Registration Statement in order to include a form of indenture as an exhibit prior to the effectiveness of the Replacement Registration Statement.

Pursuant to Rule 457(p) of the Securities Act, the Company intends to apply the filing fees from the Prior Registration Statement to a subsequent registration statement (other than the Replacement Registration Statement) that may be filed by the Company.

Please provide a copy of the order granting withdrawal via facsimile to Mr. Albert Lung at (415) 442-1001. If you have any questions with regard to this request for withdrawal, please contact Mr. Lung at (415) 442-1366.

Very truly yours, NANOGEN, INC.

By:	/s/ Robert Saltmarsh
Name:	Robert W. Saltmarsh
Title:	Chief Financial Officer